Issuer Free Writing Prospectus
Pricing Term Sheet	Filed Pursuant to Rule 433
Dated June 7, 2016	Registration Statement No. 333-211864
Supplementing the Preliminary
Prospectus Supplement dated June 7, 2016
(To Prospectus dated June 6, 2016)

Nevro Corp.

1.75% Convertible Senior Notes due 2021

The information in this pricing term sheet relates to Nevro Corp.’s offering (the “Offering”) of its 1.75% Convertible Senior Notes due 2021 and should be read together with the preliminary prospectus supplement dated June 7, 2016 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated June 6, 2016, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-211864. References to “the Issuer,” “we,” “our” and “us” refer to Nevro Corp. and not to its consolidated subsidiaries.

Issuer:	Nevro Corp., a Delaware corporation.

Ticker / Exchange for Common Stock:	NVRO / The New York Stock Exchange (“NYSE”).

Securities Offered:	1.75% Convertible Senior Notes due 2021 (the “Notes”).

Aggregate Principal Amount Offered:	$150,000,000 aggregate principal amount of Notes (or $172,500,000 aggregate principal amount if the underwriters’ over-allotment option to purchase up to an additional $22,500,000 principal amount of Notes is exercised in full).

Maturity Date:	June 1, 2021, unless earlier repurchased or converted.

Interest Rate:	1.75% per annum, accruing from the Settlement Date.

Interest Payment Dates:	June 1 and December 1 of each year, beginning on December 1, 2016.

Public Offering Price:	100% of the principal amount of the Notes plus accrued interest, if any, from the Settlement Date.

NYSE Last Reported Sale Price on June 7, 2016:	$72.73 per share of the Issuer’s common stock.

Conversion Premium:	Approximately 32.5% above the NYSE last reported sale price on June 7, 2016.

Initial Conversion Price:	Approximately $96.37 per share of our common stock.

Initial Conversion Rate:	10.3770 shares of our common stock per $1,000 principal amount of Notes.

Use of Proceeds:

We estimate that the net proceeds from the Offering will be approximately $144.4 million (or $166.2 million if the underwriters exercise their over-allotment option in full), after deducting fees and estimated offering expenses payable by us.

Additionally, we intend to use approximately $21.0 million of the net proceeds from the Offering to repay in full our existing term loan agreement with Capital Royalty Partners and certain of its affiliates. We intend to use any remaining proceeds from the Offering for general corporate purposes, which may include continuing commercialization of our Senza SCS System, funding research and development and increasing our working capital. We may also use any remaining net proceeds for capital expenditures or for acquisitions or investments in businesses, products or technologies that are complementary to our own. We will retain broad discretion over the use of the net proceeds from the Offering.

In connection with the pricing of the Offering, we entered into convertible note hedge transactions with one or more of the underwriters or their affiliates and other financial institutions, whom we refer to collectively as the “option counterparties”. We also entered into warrant transactions with the option counterparties. We intend to use approximately $10.4 million of the net proceeds from the Offering to pay the cost of the convertible note hedge transactions (after such cost is partially offset by the proceeds to us from the sale of the warrant transactions).

If the underwriters exercise their over-allotment option, we expect to sell additional warrants to the option counterparties and use a portion of the net proceeds from the sale of the additional Notes, together with the proceeds from the sale of the additional warrants, to enter into additional convertible note hedge transactions with the option counterparties and for the purposes outlined herein.

Public Offering Price, Underwriting Discount and Proceeds:	The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to the Issuer.

	Per Note	Total
Public offering price(1)	$1,000	$150,000,000
Underwriting discounts and commissions	$30	$4,500,000
Proceeds, before expenses, to the Issuer	$970	$145,500,000

(1) Plus accrued interest, if any, from the Settlement Date.

We estimate that the expenses for the Offering payable by us (other than discounts and commissions set forth in the table above) will be approximately $1.1 million.

Convertible Note Hedge and Warrant Transactions:

In connection with the pricing of the Notes, we entered into convertible note hedge transactions with the option counterparties. We also entered into warrant transactions with the option counterparties. The convertible note hedge transactions are expected generally to reduce potential dilution to our common stock upon any conversion of Notes and/or offset any cash payments we are required to make in excess of the principal amount of converted Notes, as the case may be. However, the warrant transactions could separately have a dilutive effect to the extent that the market value per share of our common stock exceeds the applicable strike price of the warrants. If the underwriters exercise their over-allotment option, we expect to enter into additional convertible note hedge transactions and additional warrant transactions with the option counterparties.

In connection with establishing their initial hedges of the convertible note hedge and warrant transactions, the option counterparties or their respective affiliates expect to enter into various derivative transactions with respect to our common stock concurrently with or shortly after the pricing of the Notes. This activity could increase (or reduce the size of any decrease in) the market price of our common stock or the Notes at that time.

In addition, the option counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to our common stock and/or purchasing or selling our common stock or other securities of ours in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes (and are likely to do so during any observation period related to a conversion of Notes). This activity could also cause or avoid an increase or a decrease in the market price of our common stock or the Notes, which could affect your ability to convert the Notes and, to the extent the activity occurs during any observation period related to a conversion of Notes, it could affect the number of shares and value of the consideration that you will receive upon conversion of the Notes.

Trade Date:	June 8, 2016.

Settlement Date:	June 13, 2016.

CUSIP:	64157F AA1

ISIN:	US64157FAA12

Book-Running Managers:	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Managers:	Leerink Partners LLC JMP Securities LLC

Increase in Conversion Rate Upon Conversion Upon a Make-Whole Fundamental Change:	The following table sets forth the number of additional shares by which the conversion rate will be increased per $1,000 principal amount of Notes for conversions in connection with a “make-whole fundamental change” (as defined in the Preliminary Prospectus Supplement) for each stock price and effective date set forth below:

	Stock Price
Effective Date	$72.73	$80.00	$90.00	$96.37	$125.00	$150.00	$175.00	$200.00	$250.00	$300.00
June 13, 2016	3.3724	2.8587	2.2149	1.8972	0.9990	0.5970	0.3632	0.2206	0.0738	0.0151
June 1, 2017	3.3724	2.8961	2.2119	1.8772	0.9482	0.5463	0.3200	0.1863	0.0549	0.0073
June 1, 2018	3.3724	2.8800	2.1516	1.7998	0.8500	0.4608	0.2529	0.1366	0.0308	0.0006
June 1, 2019	3.3724	2.7846	2.0039	1.6345	0.6836	0.3304	0.1596	0.0733	0.0069	0.0000
June 1, 2020	3.3724	2.5485	1.6889	1.2992	0.4010	0.1428	0.0471	0.0105	0.0000	0.0000
June 1, 2021	3.3724	2.1230	0.7341	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock prices in the table above or the effective date is between two effective dates in the table above, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $300.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

•	If the stock price is less than $72.73 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 13.7494 shares of our common stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, short-term investments and capitalization as of March 31, 2016:

•	on an actual basis; and

•	on an as adjusted basis to reflect (a) the issuance of $150.0 million principal amount of notes in this offering (assuming no exercise of the underwriters’ over-allotment option), after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (b) the application of the net proceeds of this offering as described in “Use of Proceeds” in the Preliminary Prospectus Supplement, including the use of approximately $10.4 million of the net proceeds to pay the cost of the convertible note hedge transactions, after such cost is partially offset by the proceeds of the warrant transactions.

You should read this information together with “Use of Proceeds” in the Preliminary Prospectus Supplement and our consolidated financial statements and related notes appearing in our 2015 Annual Report and our March 2016 Quarterly Report, as well as the information set forth under the headings “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing in our 2015 Annual Report and our March 2016 Quarterly Report incorporated by reference in the Preliminary Prospectus Supplement.

	As of March 31, 2016
	Actual	As Adjusted(1)
	(in thousands, except share and per share data)
	(unaudited)
Cash and cash equivalents	$48,758	$161,748

Short-term investments	$114,439	$114,439

Long-term debt:
Notes payable	19,801	—
1.75% convertible senior notes due 2021 offered hereby(1)	—	150,000
Stockholders’ equity:
Preferred stock, par value $0.001 per share—10,000,000 shares authorized; no shares issued or outstanding, actual and as adjusted	—	—
Common stock, par value $0.001 per share—290,000,000 shares authorized; 28,304,028 shares issued and outstanding, actual and as adjusted (2)	28	28
Additional paid-in capital (1)(3)	427,848	427,848
Accumulated other comprehensive loss	(400)	(400)
Accumulated deficit	(198,696)	(198,696)

Total stockholders’ equity	228,780	228,780

Total capitalization	$248,581	$378,780

(1)	In accordance with ASC 470-20, convertible debt that may be wholly or partially settled in cash is required to be separated into a liability and an equity component, such that interest expense reflects the issuer’s non-convertible debt interest rate. Upon issuance, a debt discount is recognized as a decrease in debt and an increase in equity. The debt component will accrete up to the principal amount ($150.0 million for the notes offered hereby) over the expected term of the debt. ASC 470-20 does not affect the actual amount that we are required to repay, and the amount shown in the table above for the notes is the aggregate principal amount of the notes and does not reflect the debt discount that we will be required to recognize in our consolidated balance sheet.
(2)	The outstanding share information in the table above excludes the following, in each case as of March 31, 2016:

•	3,170,586 shares of common stock issuable upon the exercise of outstanding stock options having a weighted-average exercise price of approximately $23.64 per share;

•	2,505,229 shares of common stock reserved for issuance pursuant to future equity awards under our 2014 Equity Incentive Award Plan, as well as any future increases in the number of shares of our common stock reserved for future issuance under this plan;

•	693,597 shares of common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan, as well as any future increases in the number of shares of our common stock reserved for future issuance under this plan;

•	202,291 shares of common stock issuable upon the lapse of restrictions on outstanding restricted stock units; and

•	the shares of common stock reserved for issuance upon conversion of the notes offered hereby or the warrant transactions.

(3)	We expect to use a portion of the net proceeds from this offering and cash on hand to pay the cost of the convertible note hedge transactions (after such cost is partially offset by the proceeds to us from the sale of the warrant transactions), as described under “Use of Proceeds” in the Preliminary Prospectus Supplement. Issuance of the notes and the entry into convertible note hedge and warrant transactions (after giving effect to the application of ASC 470-20 to the notes as described in note (1) above) will result in a net decrease in additional paid-in capital and, therefore, a net decrease in total stockholders’ equity and total capitalization. The amounts shown in the table above do not reflect these decreases. See “Description of Convertible Note Hedge and Warrant Transactions” in the Preliminary Prospectus Supplement.

We have filed a registration statement (including the Preliminary Prospectus Supplement, dated June 7, 2016, and an accompanying prospectus, dated June 6, 2016) with the Securities and Exchange Commission (the “SEC”) for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents we have filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by calling 1-866-803-9204, or from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, Second Floor, New York, New York 10014, by calling 1-866-718-1649 or by emailing prospectus@morganstanley.com.

This communication should be read in conjunction with the Preliminary Prospectus Supplement, dated June 7, 2016, and the accompanying prospectus, dated June 6, 2016. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus Supplement.

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